Exhibit 99.2
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Docebo Inc.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Docebo Inc. (the Company) as of December 31, 2022 and 2021, the related consolidated statements of income (loss) and comprehensive loss, changes in shareholders' equity, and cash flows for the years then ended, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and its financial performance and its cash flows for the years then ended, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 8, 2023 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgment. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Evaluation of Revenue Related to Contracts with Non-Standard Terms and Conditions, Pricing and Promised Services

As discussed in Note 2 to the consolidated financial statements, the Company enters into significant revenue contracts with certain large enterprise customers that contain non-standard terms and conditions, pricing and promised services. Significant management judgment can be required to assess the impact of these items on the amount and timing of revenue recognition for these contracts. Areas which require judgment include the determination of performance obligations, calculation of transaction price, allocation of transaction price across performance obligations, and timing of revenue recognition.

We identified the evaluation of revenue related to contracts with non-standard terms and conditions, pricing and promised services as a critical audit matter. Significant auditor judgment and effort was required to evaluate their impact on revenue recognition, including the determination of performance obligations, calculation of transaction price, allocation of transaction price across performance obligations, and timing of revenue recognition.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the critical audit matter. This included controls over the execution of contracts and the review of contracts with non-standard terms and conditions, pricing and promised services to analyze the impact on revenue recognition. We tested a selection of contracts by reading the underlying customer contracts and evaluating the Company's assessment of non-standard terms and conditions, pricing and promised services and considering the impact on the amount and timing of revenue recognition. Our evaluation included the determination of performance obligations, calculation of the transaction price, allocation of the transaction price to the identified performance obligations and the timing of revenue recognition in accordance with IFRS 15, Revenue from contracts with customers.

/s/ KPMG LLP

Chartered Professional Accountants, Licensed Public Accountants
We have served as the Company’s auditor since 2021.
Vaughan, Canada
March 8, 2023

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Docebo Inc.:

Opinion on Internal Control Over Financial Reporting

We have audited Docebo Inc.'s internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, Docebo Inc. (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31, 2022 and December 31, 2021, the related consolidated statements of income (loss) and comprehensive loss, changes in shareholders' equity, and cash flows for the years then ended, and the related notes (collectively, the consolidated financial statements), and our report dated March 8, 2023 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included under the heading Disclosure Controls and Procedures and Internal Control over Financial Reporting contained within Management's Discussion and Analysis for the year ended December 31, 2022. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ KPMG LLP

Chartered Professional Accountants, Licensed Public Accountants
Vaughan, Canada
March 8, 2023

DOCEBO INC.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(expressed in thousands of United States dollars)

	December 31,	December 31,
	2022	2021
	$	$
Assets
Current assets:
Cash and cash equivalents	216,293	215,323
Trade and other receivables (Note 4)	37,527	27,685
Income taxes receivable	435	99
Prepaids and deposits	6,378	6,992
Net investment in finance lease	174	99
Contract costs, net (Note 14)	2,778	1,390
	263,585	251,588
Non-current assets:
Contract costs, net (Note 14)	7,931	3,849
Net investment in finance lease	241	204
Deferred tax asset (Note 17)	118	—
Right-of-use assets, net (Note 5)	2,038	3,059
Property and equipment, net (Note 6)	2,624	2,645
Intangible assets, net (Note 7)	1,150	1,576
Goodwill (Note 8)	5,982	5,301
	283,669	268,222

Liabilities
Current liabilities:
Trade and other payables	26,025	22,851
Income taxes payable	101	65
Deferred revenue (Note 14)	55,779	44,578
Contingent consideration	1,083	467
Lease obligations (Note 5)	1,374	1,311
	84,362	69,272
Non-current liabilities:
Contingent consideration	1,177	2,236
Deferred revenue (Note 14)	528	116
Lease obligations (Note 5)	1,692	2,690
Employee benefit obligations (Note 10)	2,423	2,560
Deferred tax liability (Note 17)	1,276	692
	91,458	77,566

Shareholders’ equity
Share capital (Note 11)	268,194	266,119
Contributed surplus	8,458	4,312
Accumulated other comprehensive (loss) income	(9,571)	2,113
Deficit	(74,870)	(81,888)
Total equity	192,211	190,656
	283,669	268,222
Commitments and contingencies (Note 18)
The accompanying notes are an integral part of these consolidated financial statements.

DOCEBO INC.
CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND COMPREHENSIVE LOSS
(expressed in thousands of United States dollars, except per share amounts)

	December 31,
	2022	2021
	$	$
Revenue (Note 14)	142,912	104,242
Cost of revenue (Note 15 and 16)	28,178	20,786
Gross profit	114,734	83,456

Operating expenses
General and administrative (Note 16)	30,183	28,443
Sales and marketing (Note 16)	59,654	43,346
Research and development (Note 16)	24,778	20,363
Share-based compensation (Note 12)	4,713	2,261
Foreign exchange (gain) loss	(11,112)	473
Depreciation and amortization (Note 5, 6 and 7)	2,333	2,019
	110,549	96,905
Operating income (loss)	4,185	(13,449)

Finance (income) expense, net (Note 9)	(3,512)	65
Other income	(85)	(85)
Income (loss) before income taxes	7,782	(13,429)

Income tax expense (Note 17)	764	172

Net income (loss) for the year	7,018	(13,601)

Other comprehensive loss
Item that may be reclassified subsequently to income:
Exchange loss (gain) on translation of foreign operations	11,936	(494)
Item not subsequently reclassified to income:
Actuarial (gain) loss (Note 10)	(252)	80
	11,684	(414)

Comprehensive loss	(4,666)	(13,187)

Income (loss) per share - basic	0.21	(0.41)
Income (loss) per share - diluted	0.21	(0.41)
Weighted average number of common shares outstanding - basic (Note 13)	33,067,716	32,867,801
Weighted average number of common shares outstanding - diluted (Note 13)	34,041,754	32,867,801

The accompanying notes are an integral part of these consolidated financial statements.

DOCEBO INC.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(expressed in thousands of United States dollars, except number of shares)

	Common shares		Contributed surplus	Accumulated other comprehensive income (loss)	Deficit	Total
	#	$	$	$	$	$

Balance, December 31, 2020	32,630,536	264,357	2,537	1,699	(68,287)	200,306
Exercise of stock options (Note 11 and 12)	221,941	1,470	(438)	—	—	1,032
Share-based compensation (Note 12)	—	—	2,261	—	—	2,261
Share issuance under employee share purchase plan (Note 11 and 12)	4,945	292	(48)	—	—	244
Comprehensive income (loss)	—	—	—	414	(13,601)	(13,187)
Balance, December 31, 2021	32,857,422	266,119	4,312	2,113	(81,888)	190,656
Exercise of stock options (Note 11 and 12)	14,840	246	(74)	—	—	172
Share-based compensation (Note 12)	—	—	4,713	—	—	4,713
Share issuance under employee share purchase plan (Note 11 and 12)	20,814	762	(126)	—	—	636
Release of restricted share units (Note 11 and 12)	5,515	367	(367)	—	—	—
Shares issued related to contingent consideration	15,364	700	—	—	—	700
Comprehensive (loss) income	—	—	—	(11,684)	7,018	(4,666)
Balance, December 31, 2022	32,913,955	268,194	8,458	(9,571)	(74,870)	192,211

The accompanying notes are an integral part of these consolidated financial statements.

DOCEBO INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(expressed in thousands of United States dollars)

	December 31,
	2022	2021
	$	$
Cash flows (used in) from operating activities
Net income (loss)	7,018	(13,601)
Adjustments to reconcile net income (loss) to net cash from (used in) operating activities:
Depreciation and amortization	2,333	2,019
Share-based compensation	4,713	2,261
Loss on sale of assets	11	—
Unrealized foreign exchange (gain) loss	(11,586)	340
Income tax expense	764	172
Finance (income) expense, net	(3,512)	65
Changes in non-cash working capital items:
Trade and other receivables	(8,878)	(12,319)
Prepaids and deposits	225	(4,243)
Contract costs	(5,602)	(2,469)
Trade and other payables	4,434	7,566
Employee benefit obligations	259	331
Deferred revenue	12,698	16,876
Income taxes paid	(589)	(252)
Cash from (used in) operating activities	2,288	(3,254)

Cash flows used in investing activities
Purchase of property and equipment	(1,081)	(1,145)
Acquisition of business, net of cash acquired	(1,071)	—
Cash used in investing activities	(2,152)	(1,145)

Cash flows (used in) from financing activities
Payments received on net investment in finance lease	159	95
Repayment of lease obligations	(1,405)	(1,338)
Interest received	2,110	404
Proceeds from exercise of stock options	172	1,032
Proceeds from share issuance under employee share purchase plan	636	244
Payments of contingent consideration from acquisitions	(93)	—
Repayment of borrowings	—	(15)
Cash from financing activities	1,579	422

Net change in cash and cash equivalents during the year	1,715	(3,977)
Effect of foreign exchange on cash and cash equivalents	(745)	(358)
Cash and cash equivalents, beginning of the year	215,323	219,658
Cash and cash equivalents, end of the year	216,293	215,323

The accompanying notes are an integral part of these consolidated financial statements.

DOCEBO INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2022 and 2021
(expressed in thousands of US dollars, except share amounts)

1	Nature of business

Docebo Inc. (the “Company” or “Docebo”) is a provider of cloud-based learning management systems. The Company was incorporated on April 21, 2016 under the laws of the Province of Ontario. The Company’s head office is located at Suite 701, 366 Adelaide Street West, Toronto, Canada, M5V 1R9.

The Company’s shares are listed on both the Toronto Stock Exchange (“TSX”), as of October 8, 2019, and the Nasdaq Global Select Market (“Nasdaq”), as of December 3, 2020, under the stock symbol “DCBO”.

2	Basis of preparation

Statement of compliance

These consolidated financial statements (“financial statements”) have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

These financial statements were approved and authorized for issuance by the Board of Directors of the Company on March 8, 2023.

Basis of measurement

These financial statements have been prepared on a going-concern basis under the historical cost method except for contingent consideration which is measured at fair value. Historical costs are generally based on the fair value of the consideration given in exchange for goods and services received.

Basis of consolidation

The financial statements comprise the financial statements of the Company and its wholly-owned subsidiaries.

The Company has the following subsidiaries:

Entity name	Country	Ownership percentage December 31, 2022	Ownership percentage December 31, 2021
		%	%
Docebo S.p.A	Italy	100	100
Docebo NA, Inc.	United States	100	100
Docebo EMEA FZ-LLC	Dubai	100	100
Docebo UK Limited	England	100	100
Docebo France Société par Actions Simplifiée ("Docebo France")	France	100	100
Docebo DACH GmbH ("Docebo Germany")	Germany	100	100
Docebo Australia Pty Ltd[1] ("Docebo Australia")	Australia	100	—
Docebo Ireland Limited[2]	Ireland	100	—

1 On January 21, 2022, the Company acquired all of the issued and outstanding shares of Skillslive Edu Pty Ltd. (“Skillslive”), an educational consulting agency located in Melbourne, Australia. On February 2, 2022 Skillslive changed its name to Docebo Australia Pty Ltd.

2 On August 9, 2022, the Company incorporated a new subsidiary, Docebo Ireland Limited.

DOCEBO INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2022 and 2021
(expressed in thousands of US dollars, except share amounts)

Subsidiaries are consolidated from the date of acquisition, which is the date on which the Company obtains control, and continue to be consolidated until the date when such control ceases. Control is achieved when the Company has power over the investee, is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to use its power to affect its returns. The Company reassesses whether or not it controls an investee if facts and circumstances indicate there are changes to one or more of the three elements of control listed above. The financial statements of the subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies. All intercompany balances, transactions, unrealized gains and losses resulting from intercompany transactions and dividends are eliminated on consolidation.

Functional and presentation currency

These financial statements are expressed in thousands of United States dollars, except as otherwise noted. Docebo’s functional currency is Canadian dollars (“C$”) and the functional currencies of the Company’s wholly owned subsidiaries are as follows:

Docebo NA Inc.            United States dollars
Docebo EMEA FZ-LLC        United Arab Emirates dirham
Docebo S.p.A.            Euros
Docebo UK            British pounds
Docebo France            Euros
Docebo Germany            Euros
Docebo Australia            Australia dollars
Docebo Ireland            Euros

The presentation currency is different than the functional currency of the Company for industry and market comparability reasons.

Use of estimates, assumptions and judgments

The preparation of these financial statements in conformity with IFRS requires management to make estimates, assumptions and judgments that affect the application of accounting policies and the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the period. Actual results may differ from those estimates.

Estimates are based on management’s best knowledge of current events and actions the Company may undertake in the future. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

The significant areas requiring estimates and assumptions in determining the reported amounts in the consolidated financial statements are as follows:

•Business combinations

Business combinations are accounted for in accordance with the acquisition method. The consideration transferred and the acquiree’s identifiable assets, and liabilities are measured at their fair value. The Company determines fair value by using appropriate valuation techniques which are generally based on a forecast of the total expected future net discounted cash flows. These evaluations are linked closely to the assumptions made by management regarding the future performance of the related assets.

DOCEBO INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2022 and 2021
(expressed in thousands of US dollars, except share amounts)
•Contingent consideration

The Company recognizes the fair value of contingent consideration relating to acquisitions on the date the transaction closes. Contingent consideration is classified as a liability carried at fair value with changes in fair value flowing through the consolidated statements of loss and comprehensive loss. Contingent consideration is initially measured at fair value based on management’s best estimate of the probability of the attainment of specified revenue targets at the date of acquisition and is subsequently revalued at each financial reporting period-end. Management’s estimate of the probability of the attainment of specified revenue targets takes into account management’s evaluation of the revenue and earnings forecasts for the respective acquired businesses and the risks thereon. Changes in management’s estimate of the probability of achieving the specified target could have a material impact on the valuation of the contingent consideration liability.

The following are the critical judgements, apart from those involving estimations, that management has made in the process of applying the Company’s accounting policies and that have the most significant effect on the amounts recognized in the financial statements:

•Revenue recognition

The Company derives its revenues from two main sources: software as-a-service application (“SaaS”); and professional services revenue, which includes services such as initial implementation, project management, training and integration.

The Company enters into significant revenue contracts with certain large enterprise customers that contain non-standard terms and conditions, pricing and promised services. Significant management judgment can be required to assess the impact of these items on the amount and timing of revenue recognition for these contracts including the determination of performance obligations, calculation of transaction price, allocation of transaction price across performance obligations, and timing of revenue recognition.

•Contract costs

Contract costs include customer acquisition costs, which consist primarily of sales commissions paid to sales personnel. These costs are deferred as a contract cost asset as they are considered to be incremental costs incurred to obtain a customer contract and amortized on a straight-line basis over a period consistent with the pattern of transfer of the products and services to which the asset relate, including specifically identifiable expected renewals. The Company has determined this to be five years. The Company uses judgement to determine the period of benefit by taking into consideration its customer contracts and customer life, life of its revenue generating platform technology and other factors.

•Trade and other receivables

The recognition of trade and other receivables and loss allowances requires the Company to assess credit risk and collectability. The Company considers historical trends and any available information indicating a customer could be experiencing liquidity or going concern problems and the status of any contractual or legal disputes with customers in performing this assessment. The Company has established a provision matrix that is based on its historical credit loss experiences, adjusted for forward-looking factors specific to the debtors and the economic environment.

•Income taxes

The Company computes an income tax provision in each of the tax jurisdictions in which it operates. Actual amounts of income tax expense only become final upon filing and acceptance of the tax return by the relevant tax authorities, which occurs subsequent to the issuance of the consolidated financial statements. Additionally, estimation of income taxes includes evaluating the recoverability of deferred tax assets against future taxable

DOCEBO INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2022 and 2021
(expressed in thousands of US dollars, except share amounts)
income based on an assessment of the ability to use the underlying future tax deductions before they expire. To the extent that estimates of future taxable income differ from the tax return, earnings would be affected in a subsequent period.

In determining the amount of current and deferred tax, the Company takes into account the impact of uncertain tax positions and whether additional taxes and interest may be due. This assessment relies on estimates and assumptions and may involve a series of judgements about future events. New information may become available that causes the Company to change its judgement regarding the adequacy of existing tax liabilities; such changes to tax liabilities will impact tax expense in the period that such a determination is made.

•Segment information

The Company uses judgement in determining its operating segments by taking into consideration the Chief Operating Decision Maker’s (“CODM”) assessment of overall performance and decisions such as resource allocations and delegation of authority. The Company has determined that it operates as a single operating and reporting segment.

3	Summary of significant accounting policies

The significant accounting policies adopted in the preparation of these financial statements are set out below. The policies have been consistently applied to all periods presented, unless stated otherwise.

Functional currency

The functional currency for each entity within the consolidated group is determined based on an evaluation of the currency of each respective entities’ primary economic environment. This requires an evaluation of the currency that primarily influences selling prices and the currency which mainly influences expenses and cash outflows, among other factors. The Company has taken these factors into account when determining the functional currency for each entity in the consolidated group.

Foreign currency translation

Foreign currency transactions are translated into functional currencies at exchange rates in effect on the date of the transactions. At the end of each reporting period, monetary assets and liabilities denominated in foreign currencies are translated into functional currencies at the foreign exchange rate applicable at that period-end date. Non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction. Expenses are translated at the exchange rates that approximate those in effect on the date of the transaction. Realized and unrealized exchange gains and losses are recognized in the consolidated statement of loss and comprehensive loss.

On consolidation, assets and liabilities of operations with a functional currency other than US dollars are translated into US dollars at period-end foreign currency rates. Revenues and expenses of such operations are translated into US dollars at average rates for the period. Foreign currency translation gains and losses are recognized in other comprehensive income. The relevant amount in cumulative foreign currency translation adjustment is reclassified into earnings upon disposition of a foreign operation.

DOCEBO INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2022 and 2021
(expressed in thousands of US dollars, except share amounts)
Revenue recognition and related cost recognition

The Company recognizes revenue to depict the transfer of promised products and services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those products and services by applying the following steps:

•identify the contract with a customer;
•identify the performance obligations in the contract;
•determine the transaction price;
•allocate the transaction price; and
•recognize revenue when, or as, the Company satisfies a performance obligation.

Revenue represents the amount the Company expects to receive for products and services in its contracts with customers, net of discounts and sales taxes. The Company derives revenue from subscriptions to access its hosted SaaS platform, including related support and maintenance (“subscription revenue”), and from the provision of professional services including implementation services, technical services and training. Professional services offered by the Company do not include significant customization to, or development of, the software.

The Company recognizes revenue upon transfer of control of products or services to customers. The Company’s contracts with customers often include multiple products and services. The Company evaluates these arrangements to determine the appropriate unit(s) of accounting (performance obligation(s)) for revenue recognition purposes based on whether the product or service is distinct from some or all of the other products or services in the arrangement. A product or service is distinct if the customer can benefit from it on its own or together with other readily available resources and the Company’s promise to transfer the good or service is separately identifiable from other promises in the contractual arrangement with the customer. Non-distinct products and services are combined with other goods or services until they are distinct as a bundle and therefore form a single performance obligation. Subscription revenue and professional services are generally capable of being distinct for the Company and are accounted for as separate performance obligations.

The total consideration for the arrangement is allocated to the separate performance obligations based on their relative standalone selling price and the revenue is recognized for each performance obligation when the requirements for revenue recognition have been met. The Company determines the standalone selling price (“SSP”) of each performance obligation based on the normal or consistently applied selling price range when they are sold separately. We update our estimates of SSP on an ongoing basis through internal periodic reviews and as events or circumstances may require.

Subscription revenue related to the provision of access to the SaaS platform is recognized ratably over the enforceable subscription contract term, once the customer has been provisioned access to the platform. Ratable recognition reflects its continuous obligation to stand-ready to provide access to the platform and provide technical support and maintenance including when-and-if-available software upgrades to the customer. The customer receives and consumes the benefit of access to the SaaS platform equally on a daily basis.

Professional services revenue is recognized over time as services are performed based on the proportion performed to date relative to the total expected services to be performed, which is normally over the first few months of a contract with progress being measured over the implementation and training period. The Company applies labour hours expended which is an input method to measure progress towards complete satisfaction of professional services revenue performance obligations. Labour hours expended relative to the total expected labour hours to be expended provides a faithful depiction of the Company's performance towards complete satisfaction of the professional services performance obligations as it closely reflects the completion of activities based on budgeted labour hours and the value of the services transferred cannot be measured directly.

DOCEBO INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2022 and 2021
(expressed in thousands of US dollars, except share amounts)
The Company records contract costs which consists of two components, customer acquisition costs and costs to fulfill a contract.

The Company records customer acquisition costs for selling commissions paid at the inception of a contract that are incremental costs of obtaining the contract, if the Company expects to recover those costs. Contract acquisition costs are subsequently amortized on a straight-line basis over a period consistent with the pattern of transfer of the products and services to which the asset relate, including specifically identifiable expected renewals. The Company has determined this to be five years. The amortization of customer acquisition costs is recorded as a sales and marketing expense in the consolidated statement of income (loss) and comprehensive loss.

Costs to fulfill a contract, or fulfillment costs, are only capitalized if they relate directly to a contract with a customer, the costs generate or enhance resources that will be used to satisfy the performance obligations in the future, and the costs are expected to be recoverable. Fulfillment costs are amortized over the term of the initial contract signed with the customer. The amortization of fulfillment costs is classified as a cost of revenue in the consolidated statement of income (loss) and comprehensive loss.

Accrued and deferred revenue

Revenue is recognized at the time the related performance obligation is satisfied by transferring a promised service to a customer. The timing of revenue recognition and the contractual payment schedules often differ, resulting in contractual payments being billed before contractual products or services are delivered. Generally, the payment terms are between 30 to 60 days from the date of invoice. The amounts that are billed, but not earned, are recognized as deferred revenue. When products or services have been transferred to customers and revenue has been recognized, but not billed, the Company recognizes and includes these amounts as accrued revenue within trade and other receivables.

Deferred revenue primarily relates to subscription revenue agreements and professional services agreements, which have been paid for by customers prior to the performance of those services. Generally, the services will be provided in the next twelve months and are classified as current based on the length of the arrangement.

Cost of revenue

Cost of revenue is comprised of costs related to provisioning and hosting the learning platform and related products and the delivery of support and professional services. Significant expenses included in cost of revenue include employee wages and benefits expenses, web hosting fees, software and partner fees.

Cash and cash equivalents

Cash and cash equivalents include cash held at financial institutions and highly liquid short-term interest-bearing marketable securities with maturities at the date of purchase of one year or less and are redeemable after 90 days.

Property and equipment

The Company’s property and equipment are measured at cost less accumulated depreciation and any accumulated impairment losses.

The cost of an item of property and equipment includes expenditures that are directly attributable to the acquisition or construction of the asset.

Depreciation is recorded on a straight-line basis over the estimated useful lives as outlined below:

Furniture and office equipment    3 - 5 years
Building                25 years

DOCEBO INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2022 and 2021
(expressed in thousands of US dollars, except share amounts)
Leasehold improvements         Lease term

Land is not depreciated.

The Company assesses an asset’s residual value, useful life and depreciation method on an annual basis or more frequently if any events have indicated a change to these estimates are required and makes adjustments if appropriate.

Gains and losses on disposal of property and equipment are determined by comparing the proceeds from disposal with the carrying amount of the property and equipment and are recognized in the consolidated statement of income (loss) and comprehensive loss.

Business combinations

Business combinations are accounted for using the acquisition method. In applying the acquisition method, the Company separately measures at their acquisition-date fair values, the identifiable assets acquired, the liabilities assumed, goodwill acquired and any non-controlling interest in the acquired entity. The consideration transferred for the acquisition of a subsidiary is the fair value of the assets transferred, the liabilities incurred to the former owners of the acquiree and the equity interests issued by the Company. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement that does not require continued employment services. Identifiable assets acquired and liabilities assumed in a business combination are measured initially at their fair values at the acquisition date.

Acquisition costs in connection with a business combination are expensed as incurred.

Goodwill is measured as the excess of the fair value of the consideration transferred, less any non-controlling interest in the entity being acquired at the proportionate share of the recognized net identifiable assets acquired. Goodwill acquired through a business combination is allocated to each CGU or group of CGUs that are expected to benefit from the related business combination. A group of CGUs represents the lowest level within the entity at which the goodwill is monitored for internal management purposes, which is not higher than an operating segment. Goodwill is tested for impairment annually or more frequently if certain indicators arise that indicate goodwill is impaired.

Contingent consideration

The Company accounts for contingent consideration as a financial liability measured at fair value through profit or loss and subsequently re-measures fair value at the end of each reporting period. The change in the fair value of the contingent consideration, if any, is recognized as a gain or loss in the consolidated statements of loss and comprehensive loss.

Intangible assets

The Company’s intangible assets relate to acquired identifiable intangible assets, such as trademarks, software technology and customer relationships. Intangible assets acquired separately are measured on initial recognition at cost.

Intangible assets with a finite life are amortized over the estimated useful life on a straight-line basis as follows:

Trademarks            3 years
Technology             5 - 10 years
Customer relationships        5 - 10 years

DOCEBO INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2022 and 2021
(expressed in thousands of US dollars, except share amounts)
The amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at the end of each reporting period. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for by changing the amortization period or method, as appropriate, and are treated as changes in accounting estimates.

The Company recognizes internal development costs as intangible assets only when the following criteria are met: the technical feasibility of completing the intangible asset exists, there is an intent to complete and an ability to use or sell the intangible asset, the intangible asset will generate probable future economic benefits, there are adequate resources available to complete the development and to use or sell the intangible asset, and there is the ability to reliably measure the expenditure attributable to the intangible asset during its development. The Company has not capitalized internal development costs to date.

Impairment of long-lived assets, intangible assets and goodwill

Property and equipment and definite life intangible assets are reviewed for indicators of impairment when events or changes in circumstances indicate that the carrying amounts may not be recoverable. If the Company determines that the carrying amount of an asset or CGU is not recoverable, the Company records an impairment loss equal to the excess of the carrying amount over the recoverable amount of the asset or CGU. The recoverable amount of the asset or CGU is equal to the higher of its fair value less costs to sell and value-in-use.

The Company tests goodwill for impairment annually, during the fourth quarter of each fiscal year, and in the interim whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized if the carrying amount of a CGU exceeds its estimated recoverable amount. If the recoverable amount of the CGU, which is the higher of its fair value less costs to sell or its value-in-use, exceeds its carrying amount there is no goodwill impairment. There have been no goodwill impairments recorded during the periods presented.

Government assistance

Government assistance, which mainly includes research and development and other tax credits, is recognized when there is reasonable assurance it will be received and all related conditions will be complied with. Government assistance is recognized as a reduction of the related expenditure over the period necessary to match the government assistance on a systematic basis to the costs it is intended to subsidize.

Research and development

Expenditures on research activities, undertaken with the prospect of gaining technical knowledge and understanding, are recognized in the consolidated statement of income (loss) and comprehensive loss as an expense as incurred.

Provisions

Provisions are recognized when the Company has a present obligation (legal or constructive) (a) as a result of a past event; (b) when it is more probable than not that an outflow of resources embodying economic benefits will be required to settle the obligation; and (c) when a reliable estimate can be made of the amount of the obligation.

Leases

At inception of a contract, the Company assesses whether a contract is, or contains, a lease based on whether the contract conveys the right of control for the use of an identified asset for a period of time in exchange for consideration. The Company recognizes a right-of-use asset (“ROU asset”) and a lease liability at the lease commencement date, which is the date the leased asset is available for use. The ROU asset is primarily related to office leases and is initially measured based on the initial amount of the lease liability, adjusted for any lease

DOCEBO INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2022 and 2021
(expressed in thousands of US dollars, except share amounts)
payments made at or before the commencement date, plus any initial direct costs incurred. The lease liabilities include the net present value of the following lease payments:

•fixed payments (including any in-substance fixed payments, less any lease incentives receivable);
•variable lease payments that are based on an index or a rate;
•amounts expected to be payable by the lessee under residual value guarantees;
•exercise price of any purchase option if the Company is reasonably certain to exercise that option; and
•payments for penalties for terminating the lease, if the lease term reflects the Company exercising that option.

The ROU assets are depreciated to the earlier of the end of useful life of the ROU asset or the lease term using the straight-line method as this most closely reflects the expected pattern of the consumption of the future economic benefits.

The lease term includes periods covered by an option to extend if the Company is reasonably certain to exercise that option. In addition, the ROU asset can be periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

Lease payments are discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate, which is the rate the Company would have to pay to borrow the funds necessary to obtain an asset of similar value in a similar economic environment with similar terms and conditions.

ROU assets are measured at cost comprising the amount of the initial measurement of the lease liability, any lease payments made at or before the commencement date less any lease incentives received, any initial direct costs, and restoration costs.

The lease liability is classified and accounted for at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from change in an index or rate, if there is a change in the Company’s estimate of the amount expected to be payable under a residual value guarantee, or if the Company changes its assessment of whether it will exercise a purchase, extension or termination option. When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the ROU asset unless it has been reduced to zero. Any further reduction in the lease liability is then recognized in profit or loss.

The Company has elected to apply the practical expedient not to recognize ROU assets and lease liabilities for short-term leases that have a lease term of twelve months or less and for leases of low value assets. The lease payments associated with those leases is recognized as an expense on a straight-line basis over the lease term.

A lease modification will be accounted for as a separate lease if the modification increases the scope of the lease and if the consideration for the lease increases by an amount commensurate with the stand-alone price for the increase in scope. For a modification that is not a separate lease or where the increase in consideration is not commensurate, at the effective date of the lease modification, the Company will remeasure the lease liability using the Company’s incremental borrowing rate, when the rate implicit to the lease is not readily available, with a corresponding adjustment to the ROU asset.

When the Company acts as an intermediate lessor, it accounts for its interests in the head lease and the sub-lease separately. The Company assesses the lease classification of a sub-lease with reference to the ROU asset arising from the head lease, not with reference to the underlying asset. To classify each lease, the Company makes an overall assessment of whether the lease transfers substantially all of the risks and rewards incidental to ownership of the ROU asset. If this is the case, then the lease is accounted for as a net investment in finance lease. If not, then it is an operating lease. As part of this assessment the Company considers certain indicators such as whether the lease is for the major part of the economic life of the ROU asset.

DOCEBO INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2022 and 2021
(expressed in thousands of US dollars, except share amounts)

Employee benefit obligations

The Company provides an employee severance indemnity, which is mandatory pursuant to the Italian Civil Code. Under this arrangement, the Company is obligated to pay deferred compensation based on the employees’ years of service and the compensation earned by the employee during the service period. The expected costs of these benefits are accrued over the period of employment using the same accounting methodology as used for a defined benefit plan. These benefits are unfunded. The cost of providing benefits under the defined benefit plan is determined using the projected unit credit method.

Remeasurement gains and losses arising from experience adjustments and changes in actuarial assumptions are charged or credited to equity in other comprehensive income in the period in which they arise, and are not reclassified to profit or loss in subsequent periods. These obligations are valued annually.

Past service costs are recognized in profit or loss on the earlier of:

•the date of the plan amendment or curtailment; and
•the date that the Company recognizes related restructuring costs.

Net interest is calculated by applying the discount rate to the net defined benefit liability or asset. The Company recognizes the following changes in the net defined benefit obligation:

•service costs comprising current service costs, past-service costs, gains and losses on curtailments and non-routine settlements; and
•net interest expense or income.

Income taxes

Income tax expense represents the sum of the tax currently payable, deferred tax and any adjustments of tax payable or receivable in respect of previous years.

The tax currently payable is based on taxable profit for the year. Taxable profit differs from “profit before tax” as reported in the consolidated statement of loss and comprehensive loss because of items of income or expense that are taxable or deductible in other years and items that are never taxable or deductible. The Company’s current tax is calculated using tax rates that have been enacted or substantively enacted by the end of the year.

Deferred tax is recognized on temporary differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit. Deferred tax liabilities are generally recognized for all taxable temporary differences. Deferred tax assets are generally recognized for all deductible temporary differences to the extent it is probable taxable profits will be available against which those deductible temporary differences can be utilized. Such deferred tax assets and liabilities are not recognized if the temporary difference arises from the initial recognition of assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

The carrying amount of deferred tax assets is reviewed at the end of each year and reduced to the extent it is not probable sufficient taxable profits will be available to allow all or part of the asset to be recovered. Deferred tax liabilities and assets are measured at the tax rates that are expected to apply in the year in which the liability is settled or the asset realized, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the year.

The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the Company expects, at the end of the year, to recover or settle the carrying amount of its assets and liabilities.

DOCEBO INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2022 and 2021
(expressed in thousands of US dollars, except share amounts)

Current and deferred taxes are recognized in profit or loss, except when they relate to items that are recognized in other comprehensive loss or directly in equity, in which case the current and deferred taxes are also recognized in other comprehensive loss or directly in equity, respectively.

Share-based payments

The Company has multiple components of its equity incentive plan including stock options, deferred share units (“DSUs”), restricted share units (“RSUs”), performance share units (“PSUs”), and shares issued pursuant to the employee share purchase plan (“ESPP”). These equity-settled awards are measured at fair value on the grant date. Share-based compensation is recognized over the period in which all the specified vesting conditions are met.

The Company grants equity-settled stock options to purchase common shares to certain employees and officers. Stock options vest over 4 or 5 years and expire after 10 years.

The fair value of the stock options is determined using the Black-Scholes option-pricing model. Estimates are required for inputs to this model including the fair value of the underlying shares, the expected life of the option, volatility, expected dividend yield and the risk-free interest rate. Variation in actual results for any of these inputs will result in a different value of the stock option realized from the original estimate.

The Company’s Board of Directors may fix, from time to time, a portion of the total compensation (including annual retainer) paid by the Company to a director in a calendar year for service on the Board (the “Director Fees”) that are to be payable in the form of DSUs. Directors may elect to receive all or portion of their quarterly retainer Director Fees in the form of DSUs. The number of DSUs that a director will receive in respect of any period is calculated by dividing (a) the amount of any bonus or similar payment that is to be paid in DSUs by (b) the market price of a share on the date of the grant, with the balance, if any being paid in cash. The DSUs are treated as equity-settled instruments for accounting purposes. We expect that vested DSUs will be paid at settlement through the issuance of one common share per DSU. DSUs shall vest immediately upon grant or be subject to a one-year vesting period.

The Company has granted RSUs to employees of the Company. The RSUs are treated as equity-settled instruments for accounting purposes. The Company expects that vested RSUs will be settled through the issuance of one common share per RSU. The RSUs vest over a period of four years. The fair value is determined based on the market value of the Company's shares at the time of grant.

No PSUs were outstanding in any of the periods presented.

Share-based compensation expense related to the ESPP is measured based on grant date at fair value of the expected discount to be provided to the employees who are registered in the plan. The Company recognizes share-based compensation expense related to shares issued pursuant to the ESPP on a straight-line basis over the offering period, which is 6 months. The ESPP allows employees to purchase shares of the Company's common stock at a 15 percent discount from the Company’s stock price on the last day of the offering period. Under the plan, employees may change their percentage election or withdraw from the plan at any time during the offering period. The ESPP does not include any buy-back provisions or price protection against reductions in share price.

Income (loss) per share

Basic income (loss) per share is calculated by dividing the net income attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the year. Diluted income per share is calculated by dividing net income attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the year, plus the weighted average number of common shares that would be issued on the exercise of stock options and settlement of DSUs and RSUs. The Company uses the treasury stock method to the extent that the effect is dilutive.

DOCEBO INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2022 and 2021
(expressed in thousands of US dollars, except share amounts)
Financial instruments

Financial assets and financial liabilities are recognized when the Company becomes a party to the contractual provisions of the instruments.

Financial assets and financial liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and financial liabilities at fair value through profit or loss) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at fair value through profit or loss are recognized immediately in profit or loss.

•Financial assets

On initial recognition, a financial asset is classified as measured at amortized cost, fair value through other comprehensive income (“FVOCI”), or fair value through profit and loss (“FVTPL”). The classification of financial assets is based on the business model in which a financial asset is managed and its contractual cash flow characteristics.
A financial asset is measured at amortized cost if it meets both of the following conditions and is not designated as at FVTPL:

•it is held within a business model whose objective is to hold assets to collect contractual cash flows; and

•its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

A financial asset (unless it is a trade receivable without a significant financing component that is initially measured at the transaction price) is initially measured at fair value plus, for an item not at FVTPL, transaction costs that are directly attributable to its acquisition.

The following accounting policies apply to the subsequent measurement of financial assets.

Financial assets at FVTPL	Subsequently measured at fair value. Net gains and losses, including any interest or dividend income, are recognized in profit or loss.
Financial assets at amortized cost	Subsequently measured at amortized cost using the effective interest method, less any impairment losses. Interest income, foreign exchange gains and losses and impairment losses are recognized in profit or loss. Any gain or loss on derecognition is recognized in profit or loss.

•Financial liabilities

The Company initially recognizes financial liabilities at fair value on the date that the Company becomes a party to the contractual provisions of the instrument.

The Company classifies its financial liabilities as either financial liabilities at FVTPL or amortized cost.

Subsequent to initial recognition, other liabilities are measured at amortized cost using the effective interest method. Financial liabilities at FVTPL are stated at fair value with changes in fair value being recognized in profit or loss.

DOCEBO INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2022 and 2021
(expressed in thousands of US dollars, except share amounts)
The Company derecognizes a financial liability when its contractual obligations are discharged or cancelled or expire.

•Financial liabilities and equity instruments

•Classification as debt or equity

Debt and equity instruments issued by the Company are classified as either financial liabilities or as equity in accordance with the substance of the contractual arrangements and the definitions of a financial liability and an equity instrument.

•Equity instruments

An equity instrument is any contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities. Equity instruments issued by a group entity are recognized at the proceeds received, net of direct issue costs.

Repurchase of the Company’s own equity instruments is recognized and deducted directly in equity. No gain or loss is recognized in profit or loss on the purchase, sale, issue or cancellation of the Company’s own equity instruments.

•Classification of financial instruments

The Company classifies its financial assets and liabilities depending on the purpose for which the financial instruments were acquired, their characteristics and management intent as outlined below:

Cash and cash equivalents        Amortized cost
Trade and other receivables        Amortized cost
Trade and other payables        Amortized cost
Contingent consideration        Fair value through profit or loss
Lease obligations        Amortized cost

•Impairment of financial assets

An expected credit loss (“ECL”) model applies to financial assets measured at amortized cost. The Company’s financial assets measured at amortized cost and subject to the ECL model consist primarily of trade receivables. The Company applies the simplified approach to impairment for trade and other receivables by recognizing lifetime expected losses on initial recognition through both the analysis of historical defaults and a reassessment of counterparty credit risk in revenue contracts on an annual basis.

DOCEBO INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2022 and 2021
(expressed in thousands of US dollars, except share amounts)

4	Trade and other receivables

The Company’s trade and other receivables as at December 31, 2022 and December 31, 2021 include the following:

	2022	2021
	$	$
Trade receivables	29,128	21,985
Accrued revenues	3,288	3,241
Tax credits receivable	3,054	2,423
Interest receivable	1,662	—
Other receivables	395	36
	37,527	27,685

Included in trade receivables is a loss allowance of $719 as at December 31, 2022 and $1,007 as at December 31, 2021.

5	Leases
The Company’s right-of-use assets by class of assets are as follows:

	Premises	Others	Total
	$	$	$
Costs
Balance – December 31, 2020	3,861	297	4,158
Additions	1,238	79	1,317
Disposals	—	(7)	(7)
Effects of foreign exchange	(125)	(39)	(164)
Balance – December 31, 2021	4,974	330	5,304
Additions	361	64	425
Disposals	(315)	—	(315)
Effects of foreign exchange	(303)	(12)	(315)
Balance – December 31, 2022	4,717	382	5,099

Accumulated amortization
Balance – December 31, 2020	1,190	170	1,360
Amortization	898	75	973
Effects of foreign exchange	(51)	(37)	(88)
Balance – December 31, 2021	2,037	208	2,245
Amortization	935	71	1,006
Disposals	(42)	—	(42)
Effects of foreign exchange	(134)	(14)	(148)
Balance – December 31, 2022	2,796	265	3,061

Carrying value
Net balance – December 31, 2021	2,937	122	3,059
Net balance – December 31, 2022	1,921	117	2,038

DOCEBO INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2022 and 2021
(expressed in thousands of US dollars, except share amounts)
The Company’s lease obligations are as follows:

	2022	2021
	$	$
Balance – January 1	4,001	3,804
Additions	425	1,317
Disposals	—	(7)
Interest accretion	266	337
Lease repayments	(1,405)	(1,338)
Effects of foreign exchange	(221)	(112)
Balance – December 31	3,066	4,001

Current	1,374	1,311
Non-current	1,692	2,690
	3,066	4,001

As at December 31, 2022, the Company is committed under operating and finance leases, primarily relating to office space and equipment leases, for the following minimum annual rentals:

$
2023	1,791
2024	1,359
2025	713
3,863

Expenses incurred for the years ended December 31, 2022 and 2021 relating to short-term leases and leases of low-value assets were $216 and $307, respectively.

DOCEBO INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2022 and 2021
(expressed in thousands of US dollars, except share amounts)

6	Property and equipment

	Furniture and office equipment	Leasehold improvements	Land and Building	Total
	$	$	$	$
Cost
Balance – December 31, 2020	1,078	1,856	393	3,327
Additions	1,094	51	—	1,145
Effects of foreign exchange	(74)	(77)	(34)	(185)
Balance – December 31, 2021	2,098	1,830	359	4,287
Additions	981	100	—	1,081
Effects of foreign exchange	(96)	(66)	(27)	(189)
Balance – December 31, 2022	2,983	1,864	332	5,179

Accumulated depreciation
Balance – December 31, 2020	526	432	79	1,037
Depreciation	362	298	13	673
Effects of foreign exchange	(34)	(23)	(11)	(68)
Balance – December 31, 2021	854	707	81	1,642
Depreciation	684	298	12	994
Effects of foreign exchange	(45)	(26)	(10)	(81)
Balance – December 31, 2022	1,493	979	83	2,555

Carrying value
Balance – December 31, 2021	1,244	1,123	278	2,645
Balance – December 31, 2022	1,490	885	249	2,624

7	Intangible assets

	Acquired
	Customer relationships	Technology	Trademarks	Total
	$	$	$	$
Cost
Balance – December 31, 2020	1,534	577	50	2,161
Effects of foreign exchange	(119)	(45)	(4)	(168)
Balance – December 31, 2021	1,415	532	46	1,993
Effects of foreign exchange	(80)	(30)	(3)	(113)
Balance – December 31, 2022	1,335	502	43	1,880

DOCEBO INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2022 and 2021
(expressed in thousands of US dollars, except share amounts)

	Acquired
	Customer relationships	Technology	Trademarks	Total

Accumulated amortization
Balance – December 31, 2020	43	19	3	65
Amortization	248	109	16	373
Effects of foreign exchange	(15)	(4)	(2)	(21)
Balance – December 31, 2021	276	124	17	417
Amortization	219	99	15	333
Effects of foreign exchange	(12)	(5)	(3)	(20)
Balance – December 31, 2022	483	218	29	730

Carrying value
Balance – December 31, 2021	1,139	408	29	1,576
Balance – December 31, 2022	852	284	14	1,150

8	Goodwill

$
Balance – December 31, 2020	5,600
Adjustments	(102)
Effects of foreign exchange	(197)
Balance – December 31, 2021	5,301
Additions	1,071
Effects of foreign exchange	(390)
Balance – December 31, 2022	5,982

On January 21, 2022, the Company acquired all of the issued and outstanding shares of Skillslive for total consideration, including a working capital adjustment, of $1,071. The acquisition of Skillslive will contribute to the expansion of the Company’s footprint in Australia and accelerate time-to-market by immediately adding specialized talent and infrastructure in the Asia-Pacific (“APAC”) region.

The acquisition has been accounted for as a business combination in accordance with IFRS 3, Business Combinations, using the acquisition method whereby the net assets acquired and the liabilities assumed are recorded at fair value. No identifiable intangible assets were acquired in connection with the acquisition of Skillslive. Goodwill arising on the acquisition reflects the benefits attributable to synergies and the estimated fair value of an assembled workforce. These benefits were not recognized separately from goodwill because they did not meet the recognition criteria for identifiable intangible assets. This goodwill is not deductible for income taxes.

The Company performed an annual goodwill impairment test using the fair value less costs to sell model. The fair value measurement was determined based on the Company’s market capitalization, which is categorized as Level 1 in the fair value hierarchy, and the costs to sell were assumed to be approximately 5% of the fair value measurement. The recoverable amount of goodwill exceeded the carrying value as at December 31, 2022 and 2021, therefore no impairment loss was recorded. Reasonable possible changes in key assumptions would not cause the recoverable amount of goodwill to fall below the carrying value.

DOCEBO INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2022 and 2021
(expressed in thousands of US dollars, except share amounts)

9	Borrowings

Credit Facility

On June 1, 2021, the Company terminated the $15,000 committed revolving term credit facility (the “Credit Facility”) it secured from the Toronto-Dominion Bank on July 25, 2019 and repaid all accrued and unpaid interest. Unamortized financing costs of $64 were derecognized and expensed to finance (income) expense during the second quarter of 2021. Prior to termination, the balance drawn on the facility was $nil.

Finance (income) expense, net

Finance (income) expense for the years ended December 31, 2022 and 2021 is comprised of:

	2022	2021
	$	$
Interest on contingent consideration	110	73
Interest on lease obligations	266	337
Interest and amortization of deferred financing costs on credit facility	—	84
Interest income	(3,912)	(437)
Bank fees and other	24	8
	(3,512)	65

10	Employee benefit obligation

The Company’s employee benefit obligation relates to an employee severance indemnity, which is mandatory pursuant to the Italian Civil Code and obligates the employer to pay deferred compensation based on the employees’ years of service and the compensation earned by the employee during the service period. From January 1, 2007, Italian law gives an employee the choice of directing his or her entitlement either to a supplementary pension fund or to leave the severance indemnity as an obligation to the Company. The liability is calculated by an external actuary using the projected unit credit method.

The carrying value of the benefit obligation as at December 31, 2022 and 2021 is:

	2022	2021
	$	$
Balance - January 1	2,560	2,330
Increases
Provision for the year	602	635
Actuarial (gain) loss	(252)	80
Interest expense	22	7
Reductions
Payments	(372)	(309)
Effects of foreign exchange	(137)	(183)
Balance - December 31	2,423	2,560

DOCEBO INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2022 and 2021
(expressed in thousands of US dollars, except share amounts)
The change in liability was recognized in statement of income (loss) and comprehensive loss as follows:

	2022	2021
	$	$
Cost recognized in profit or loss
Current period cost	602	635
Interest cost on defined benefit obligation	22	7
Remeasurement loss recognized in OCI	(252)	80
Annual weighted average assumptions
Discount rate	3.77%	0.98%
Price inflation	3.00%	1.00%

A decrease of 50 basis points in the discount rate would result in an increase of the liability by $172; a corresponding increase in basis points would result in a reduction of liability by $155.

A decrease of 50 basis points of price inflation would result in reduction of the liability by $67; a corresponding increase in basis points would result in an increase of liability by $71.

11	Share capital

Authorized:
Unlimited common shares with no par value
Issued and outstanding:
	Number of shares	Amount
	#	$
Balance – December 31, 2020	32,630,536	264,357
Stock option exercise	221,941	1,470
Share issuance under ESPP	4,945	292
Balance – December 31, 2021	32,857,422	266,119
Stock option exercise	14,840	246
Share issuance under ESPP	20,814	762
RSU release	5,515	367
Issuance of common shares related to contingent consideration (i)	15,364	700
Balance – December 31, 2022	32,913,955	268,194

(i)    On April 28, 2022, the Company issued a total of 15,364 common shares from treasury as part of the contingent consideration earn-out payments due to the sellers of forMetris Société par Actions Simplifiée for meeting certain revenue conditions in the first year following the date of acquisition. The shares were issued based on the fair value thereof, which was determined to be $45.55 (C$58.47). The equity settlement resulted in a reduction to the contingent consideration balance as at December 31, 2022.

12	Share-based compensation

The Company has five components within its share-based compensation plan: stock options, DSUs, RSUs, PSUs and shares issued pursuant to the ESPP. Share-based compensation expense for the year ended December 31, 2022 was $4,713 (2021 - $2,261). The expense associated with each component is as follows for the year ended December 31:

DOCEBO INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2022 and 2021
(expressed in thousands of US dollars, except share amounts)

	2022	2021
	$	$
Stock options	2,079	1,328
DSUs	857	696
RSUs	1,638	121
ESPP	139	116
	4,713	2,261

There were no PSUs issued and outstanding for the years ended December 31, 2022 and 2021.
The following table presents share-based compensation expense by function for the year ended December 31:

	2022	2021
	$	$
Cost of revenue	93	154
General and administrative	2,793	1,279
Sales and marketing	1,673	489
Research and development	154	339
	4,713	2,261

Stock options

In 2016, the Company established a stock option plan (the “Legacy Option Plan”) for directors, officers, employees and consultants of the Company. The Company’s Board of Directors has the authority to determine, among other things, the eligibility of individuals to participate in the Legacy Option Plan and the term, vesting periods and the exercise price of options granted to individuals under the Legacy Option Plan, subject to the provisions of the Legacy Option Plan. Each share option is exercisable for one common share of the Company. No amounts were paid or payable by the individual on receipt of the option. The options carry neither rights to dividends nor voting rights.

In connection with the IPO on October 8, 2019, the Legacy Option Plan was amended such that no further awards can be made under the Legacy Option Plan. In connection with the IPO, the Company adopted an omnibus incentive plan (the “Omnibus Incentive Plan”) which allows the Board of Directors to grant long-term equity-based awards, including stock options, DSUs, RSUs and PSUs, to eligible participants. As determined by the Company’s Board of Directors, the Compensation Nominating and Governance Committee of the Company’s Board of Directors is the Plan Administrator (as defined in the Omnibus Incentive Plan) of the Omnibus Incentive Plan. The Plan Administrator determines, subject to full approval of the Board of Directors, which directors, officers, consultants and employees are eligible to receive awards under the Omnibus Incentive Plan, the time or times at which awards may be granted, the conditions under which awards may be granted or forfeited to the Company, the number of common shares to be covered by any award, the exercise price of any award, whether restrictions or limitations are to be imposed on the common shares issuable pursuant to grants of any award, and the nature of any such restrictions or limitations, any acceleration of exercisability or vesting, or waiver of termination regarding any award, based on such factors as the Plan Administrator may determine.

The number of common shares reserved for issuance under the Omnibus Incentive Plan is 2,845,420.

DOCEBO INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2022 and 2021
(expressed in thousands of US dollars, except share amounts)

The changes in the number of stock options during the years ended December 31, 2022 and 2021 were as follows:

	2022		2021
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
	#	C$	#	C$
Options outstanding – January 1	1,283,088	12.00	1,516,641	6.73
Options granted	175,892	44.86	154,414	62.09
Options forfeited	(95,139)	49.57	(166,026)	18.54
Options exercised	(14,840)	15.06	(221,941)	5.95

Options outstanding – December 31	1,349,001	13.60	1,283,088	12.00
Options exercisable – December 31	979,666	4.98	866,594	3.04

The weighted average fair value of share options granted during the years ended December 31, 2022 and 2021 was estimated at the date of grant using the Black-Scholes option pricing model using the following inputs:

	2022	2021
	C$	C$
Weighted average stock price valuation	$44.86	$62.09
Weighted average exercise price	$44.86	$62.09
Risk-free interest rate	2.60%	1.15%
Expected life in years	6.25	6.25
Expected dividend yield	—%	—%
Volatility	63%	55%
Weighted average fair value of options issued	$26.98	$32.71

The following table is a summary of the Company’s stock options outstanding as at December 31, 2022:

Options outstanding			Options exercisable
Exercise price range	Number outstanding	Weighted average remaining contractual life (years)	Exercise price range	Number exercisable
C$	#	#	C$	#
0.0001 - 1.09	784,368	4.45	0.0001 - 1.09	784,368
8.86 - 11.06	51,811	7.95	8.86 - 11.06	21,084
15.79 - 16.00	259,292	6.77	15.79 - 16.00	147,795
26.43 - 95.12	253,530	9.04	26.43 - 95.12	26,419
	1,349,001	5.90		979,666

DOCEBO INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2022 and 2021
(expressed in thousands of US dollars, except share amounts)
The following table is a summary of the Company’s stock options outstanding as at December 31, 2021:

Options outstanding			Options exercisable
Exercise price range	Number outstanding	Weighted average remaining contractual life (years)	Exercise price range	Number exercisable
C$	#	#	C$	#
0.0001 - 1.09	784,368	5.45	0.0001 - 1.09	748,368
8.86 - 11.06	65,522	8.80	8.86 - 11.06	9,784
15.79 - 16.00	284,680	7.77	15.79 - 16.00	104,176
26.43 - 95.12	148,518	9.40	26.43 - 95.12	4,266
	1,283,088	6.59		866,594

DSUs

The following table presents information concerning the number of DSUs granted by the Company:

#
DSUs – December 31, 2020	44,142
Granted (at $51.63 - $96.99 per unit)	15,512
DSUs – December 31, 2021	59,654
Granted (at C$37.21 - $86.93 per unit)	27,568
DSUs - December 31, 2022	87,222

RSUs

The following table presents information concerning the number of RSUs granted by the Company:

#
RSUs – December 31, 2020	—
Granted (at C$86.38 - $94.05 per unit)	46,591
RSUs – December 31, 2021	46,591
Granted (at C$40.30 - $54.26 per unit)	102,483
Released (at C$86.38 per unit)	(5,515)
Forfeited (at C$42.24 - $94.05 per unit)	(39,933)
RSUs - December 31, 2022	103,626

13	Income (loss) per share

Basic and diluted net income (loss) per share for the years ended December 31 are calculated as follows:

	2022	2021
Net income (loss) attributable to common shareholders	$7,018	$(13,601)

Basic weighted average number of common shares outstanding	33,067,716	32,867,801
Stock options	807,951	—
DSUs	73,393	—
RSUs	92,694	—
Diluted weighted average number of common shares outstanding[1]	34,041,754	32,867,801

Basic net income (loss) per common share	$0.21	$(0.41)
Diluted net income (loss) per common share[1]	$0.21	$(0.41)

DOCEBO INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2022 and 2021
(expressed in thousands of US dollars, except share amounts)
1Diluted weighted average number of common shares outstanding for the year ended December 31, 2022 excludes 23,417 stock options (2021 – 1,109,074 stock options, and 41,492 DSUs) as their effects are anti-dilutive.

14	Revenue and related balances

Disaggregated revenue

The Company derives its revenues from two main sources, subscription to its SaaS application, and professional services revenue, which includes services such as initial implementation, project management, and training.

The following table represents disaggregation of revenue for the years ended December 31:

	2022	2021
	$	$
Subscription revenue	131,597	95,936
Professional services	11,315	8,306
	142,912	104,242

The following table presents revenue expected to be recognized in future years related to performance obligations that are unsatisfied as at December 31:

	2023	2024	2025 and thereafter
	$	$	$
Subscription revenue	116,145	69,211	27,011
Professional services	2,620	13	7
	118,765	69,224	27,018

DOCEBO INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2022 and 2021
(expressed in thousands of US dollars, except share amounts)
Contract costs

The following table provides information about contract costs as at December 31:

	2022	2021
	$	$
Balance - January 1	5,239	2,801
Contract costs	9,643	4,787
Amortization expense	(4,173)	(2,349)
Balance - December 31	10,709	5,239

Current	2,778	1,390
Non-current	7,931	3,849
	10,709	5,239

Accrued revenues

The following table provides information about accrued revenues:

	2022	2021
	$	$
Balance - January 1	3,241	706
Decrease from transfers to trade receivables	(3,536)	(162)
Increase from revenue recognized	3,583	2,697
Balance - December 31	3,288	3,241

Deferred revenue

The following table provides information about deferred revenue:

	2022	2021
	$	$
Balance - January 1	44,694	28,331
Decrease from revenue recognized	(142,712)	(102,645)
Increase due to amounts invoiced	156,279	119,522
Foreign currency translation and other movements	(1,954)	(514)
Balance - December 31	56,307	44,694

15	Cost of revenue

The following table represents cost of revenue for the years ended December 31:

	2022	2021
	$	$
Employee salaries and benefits	16,104	13,438
Web hosting fees	4,956	3,508
Third party service fees	6,341	3,258
Other	777	582
	28,178	20,786

16	Employee compensation

DOCEBO INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2022 and 2021
(expressed in thousands of US dollars, except share amounts)
The total employee compensation comprising salaries and benefits, inclusive of tax credits, for the year ended December 31, 2022 was $90,268 (2021 - $70,924).
Employee compensation costs were included in the following expenses for the year ended December 31:

	2022	2021
	$	$
Cost of revenue	16,104	13,438
General and administrative	13,508	10,496
Sales and marketing	41,727	31,178
Research and development	18,929	15,812
	90,268	70,924

Investment tax credits included as a reduction in research and development costs for the year ended December 31, 2022 were $891 (2021 - $938 ).

17	Income taxes

The components of current and deferred tax expense were as follows:

	2022	2021
	$	$

Current tax expense
Current year	562	194
Adjustment for prior years	(281)	(33)
	281	161
Deferred tax expense
Origination and reversal of temporary differences	(1,959)	(2,511)
Change in unrecognized losses and deductible temporary differences	2,442	2,522
	483	11
	764	172

DOCEBO INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2022 and 2021
(expressed in thousands of US dollars, except share amounts)
Rate reconciliation

A reconciliation of income tax expense and the product of accounting income (loss) before income tax multiplied by the combined Canadian federal and provincial statutory income tax rate is as follows:

	2022	2021
	$	$
Income (loss) before income taxes	7,782	(13,429)
Statutory tax rate	26.5%	26.5%

Tax at statutory rate	2,062	(3,559)
Foreign tax rate differential	4	124
Effect of permanent differences	(4,905)	477
Foreign exchange	1,120	545
Change in unrecognized deferred tax asset	2,483	2,585
Income tax expense	764	172

Deferred tax assets and liabilities

The tax effect of temporary differences that give rise to deferred tax assets and liabilities as at December 31, 2022 and 2021, including the movement in deferred tax balances, are as follows:

DOCEBO INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2022 and 2021
(expressed in thousands of US dollars, except share amounts)

	2021	Recognized in Statement of Income (Loss)	Other	2022
				$
Deferred tax assets
Non-capital loss carry forwards	654	748	—	1,402
Reserves	319	(193)	—	126
Property, plant and equipment and other assets	303	592	—	895
Pension	52	(52)	—	—
Financing charges	372	892	—	1,264
Other	186	(155)	17	48
Reclassification	(1,886)	—	(1,731)	(3,617)
	—	1,832	(1,714)	118
Deferred tax liabilities
Unrealized foreign exchange gains	(26)	(1,177)	—	(1,203)
Contract asset	(1,133)	(1,487)	—	(2,620)
Intangible assets	(394)	107	—	(287)
Property, plant and equipment and other assets	(559)	186	—	(373)
Pension	—	(65)	—	(65)
Other	(466)	121	—	(345)
Reclassification	1,886	—	1,731	3,617
	(692)	(2,315)	1,731	(1,276)
Net deferred tax liabilities	(692)	(483)	17	(1,158)

	2020	Recognized in Statement of Income (Loss)	Other	2021
				$
Deferred tax assets
Non-capital loss carry forwards	—	654		654
Unrealized foreign exchange losses	65	(65)		—
Reserves	361	(42)		319
Property, plant and equipment and other assets	109	194		303
Pension	—	52		52
Financing charges	247	125		372
Other	—	186		186
Reclassification	(782)	—	(1,104)	(1,886)
	—	1,104	(1,104)	—
Deferred tax liabilities
Unrealized foreign exchange gains	—	(26)		(26)
Contract asset	(710)	(423)		(1,133)
Intangible assets	(424)	30		(394)
Property, plant and equipment and other assets	(288)	(271)		(559)
Other	(67)	(425)	26	(466)
Reclassification	782	—	1,104	1,886
	(707)	(1,115)	1,130	(692)
Net deferred tax liabilities	(707)	(11)	26	(692)

The reclassification reflects the offsetting of deferred tax assets and deferred tax liabilities to the extent they relate to the same taxing authorities and there is a legally enforceable right to such offset.

DOCEBO INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2022 and 2021
(expressed in thousands of US dollars, except share amounts)
Unrecognized deferred tax assets

Deferred tax assets have not been recognized in respect of the following attributes because it is not probable that future taxable profit will be available against which the Company can realize the benefits:

	2022	2021
	$	$
Non-capital loss carry forwards	63,257	44,037
Other deductible temporary differences	13,545	22,442
Total unrecognized deductible temporary differences	76,802	66,479

Non-capital loss carryforwards expire pursuant to the table below and other deductible temporary differences have an unlimited carry forward period pursuant to current tax laws.

Unrecognized non-capital tax losses

Non-capital tax losses for which no deferred tax asset was recognized expire as follows:

	2022	Expiry date	2021	Expiry date
	$		$
Expire	31,173	2036-2042	31,993	2036-2041
Never expire	32,084	Indefinite	12,044	Indefinite
	63,257		44,037

Unrecognized deferred tax liabilities

As at December 31, 2022, the aggregate amount of temporary differences associated with investments in subsidiaries for which the Company has not recognized deferred tax liabilities is $4,143 (2021 - $1,708) as the Company ultimately controls whether the such liabilities will be incurred and it is satisfied that it will not be incurred in the foreseeable future. The temporary differences relate to undistributed earnings of the Company's subsidiaries.

19	Related party transactions

Key management personnel are those persons having the authority and responsibility for planning, directing and controlling activities of the Company, directly or indirectly, including the Chief Executive Officer, President and Chief Operating Officer, Chief Financial Officer, Chief Product Officer, Chief Corporate Development Officer, Chief Human Resource Officer, Chief Legal Officer and Directors.

Compensation expense for the Company’s key management personnel for the years ended December 31, 2022 and 2021 is as follows:

	2022	2021
	$	$
Salaries and benefits	3,460	3,860
Share-based compensation	2,933	1,364
	6,393	5,224

DOCEBO INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2022 and 2021
(expressed in thousands of US dollars, except share amounts)

18	Commitments and contingencies

Commitments

Refer to Note 5 for the Company’s obligations under lease liabilities as at December 31, 2022.

Contingencies

In the ordinary course of business, from time to time, the Company is involved in various claims related to operations, rights, commercial, employment or other claims. Although such matters cannot be predicted with certainty, management does not consider the Company’s exposure to these claims to be material to these financial statements.

20	Capital management

The Company’s capital management objectives are to maintain financial flexibility in order to pursue its strategy of organic and acquisition growth and to provide returns to its shareholders. The Company defines capital as the aggregate of its capital stock and borrowings.

The Company manages its capital structure in accordance with changes in economic conditions. In order to maintain or adjust its capital structure, the Company may elect to issue or repay financial liabilities, issue shares, repurchase shares, pay dividends or undertake any other activities as deemed appropriate under the specific circumstances. The Company is not subject to any externally imposed capital requirements.

Refer to Note 11 for information on the Company’s capital stock. The Company currently does not have any borrowings.

21	Financial instruments and risk management

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from deposits with banks and outstanding receivables. The Company trades only with recognized, creditworthy third parties. Due to the Company’s diversified customer base, there is no particular concentration of credit risk related to the Company’s trade and other receivables. Trade and other receivables are monitored on an ongoing basis to ensure timely collection of amounts.

The Company does not hold any collateral as security but mitigates this risk by dealing only with what management believes to be financially sound counterparties and, accordingly, does not anticipate significant loss for non-performance.

DOCEBO INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2022 and 2021
(expressed in thousands of US dollars, except share amounts)
The aging of trade receivables is as follows:

	2022	2021
	$	$
Not past due	20,701	17,128
1-30 days past due	5,258	2,925
31-60 days past due	1,057	1,217
61-90 days past due	542	468
91-120 days past due	174	348
Greater than 120 days past due	2,115	906
	29,847	22,992
Less: credit loss impairment	719	1,007
	29,128	21,985

Changes in credit loss impairment was as follows:

	2022	2021
	$	$
Balance - January 1	1,007	1,146
Write-offs	(663)	(1,006)
Impairment loss recognized	375	867
Balance - December 31	719	1,007

Liquidity risk

Liquidity risk is the risk the Company will not be able to meet its financial obligations as they come due. The Company mitigates liquidity risk by management of working capital, cash flows, the issuance of share capital and the issuance of debt. Our trade and other payables are all due within twelve months from the date of these financial statements.

If unanticipated events occur that impact the Company’s ability to meet its forecast and continue to fund customer acquisition cost, infrastructure improvement, maintenance and administrative requirements, the Company may need to take additional measures to increase its liquidity and capital resources, including obtaining additional debt or equity financing or strategically altering the business forecast and plan. In this case, there is no guarantee that the Company will obtain satisfactory financing terms or adequate financing. Failure to obtain adequate financing on satisfactory terms could have a material adverse effect on the Company’s results of operations or financial condition.

Market risk

Market risk is the risk the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises three types of risk: foreign currency risk, interest rate risk and other price risk.

•Foreign currency risk
Foreign currency risk arises on financial instruments that are denominated in a currency other than the functional currency in which they are measured. The Company’s primary exposure with respect to foreign currencies is from US dollar denominated cash, trade and other receivables, trade and other payables and borrowings in entities whose functional currency is other than US dollars. The net carrying value of these US

DOCEBO INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2022 and 2021
(expressed in thousands of US dollars, except share amounts)
denominated balances held in entities with Euro and Canadian dollars as their functional currency as at December 31, 2022 and 2021 presented in US dollars is as follows:

	2022		2021
	EUR	CAD	EUR	CAD
	$	$	$	$
Cash and cash equivalents	586	185,343	776	187,559
Trade and other receivables	1,096	1,615	1,060	1,532
Trade and other payables	(166)	(1,748)	(303)	(206)
	1,516	185,210	1,533	188,885

A 1% strengthening of the above currencies against the US dollar would have a corresponding increase (decrease) in net income (loss) by the amounts shown below. The sensitivity associated with a 1% weakening of a particular currency would be equal and opposite. This assumes that each currency moves in isolation.

	EUR	CAD	Total
	$	$	$
2022	15	1,852	1,867
2021	14	2,403	2,417

•Interest rate risk

Interest rate risk is the risk the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is not exposed to interest rate risk as at December 31, 2022 and 2021 as there are no long-term borrowings outstanding.

•Other price risk

Other price risk is the risk the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices (other than those arising from interest rate risk or currency risk), whether those changes are caused by factors specific to the individual financial instrument or its issuer, or factors affecting all similar financial instruments traded in the market. The Company is not exposed to other price risk as at December 31, 2022 and 2021.

Fair values

The carrying values of cash and cash equivalents, trade and other receivables, and trade and other payables approximate fair values due to the short-term nature of these items or being carried at fair value. The risk of a material change in fair value is not considered to be significant. The Company does not use derivative financial instruments to manage this risk.

Financial instruments recorded at fair value on the consolidated statement of financial position are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The Company categorizes its fair value measurements according to a three-level hierarchy. The hierarchy prioritizes the inputs used by the Company’s valuation techniques. A level is assigned to each fair value measurement based on the lowest-level input significant to the fair value measurement in its entirety. The three levels of the fair value hierarchy are defined as follows:

•Level 1 - Unadjusted quoted prices as at the measurement date for identical assets or liabilities in active markets.

DOCEBO INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2022 and 2021
(expressed in thousands of US dollars, except share amounts)
•Level 2 - Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

•Level 3 - Significant unobservable inputs that are supported by little or no market activity. The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

The fair value hierarchy requires the use of observable market inputs whenever such inputs exist. A financial instrument is classified to the lowest level of the hierarchy for which a significant input has been considered in measuring fair value.

Contingent consideration is classified as a Level 3 financial instrument as the inputs are not observable and there is no market based activity. The fair value of the contingent consideration has been calculated using discounted cash flows and was $2,630 as at the date of acquisition. The fair value of the contingent consideration as at December 31, 2022 was $2,260 (December 31, 2021 - $2,703), of which $1,083 (December 31, 2021 - $467) will be paid within the first two quarters of 2023 to the sellers for achieving performance milestones for fiscal year 2022. The Company incurred interest accretion in relation to the contingent consideration for the year ended December 31, 2022 of $110 (December 31, 2021 - $73).

During the year ended December 31, 2022, there were no transfers of amounts between levels in the fair value hierarchy.

22	Segment information

The Company reports segment information based on internal reports used by the chief operating decision maker (“CODM”) to make operating and resource allocation decisions and to assess performance. The CODM is the Chief Executive Officer. The CODM makes decisions and assesses performance of the Company on a consolidated basis such that the Company is a single reportable operating segment.

Geographic information

The following table presents revenue on a geographic basis for the years ended December 31:

	2022	2021
	$	$
North America	108,703	76,120
Rest of World	34,209	28,122
	142,912	104,242

The following table presents property and equipment on a geographic basis as at December 31:

	2022	2021
	$	$
North America	948	1,044
Rest of World	1,676	1,601
	2,624	2,645

DOCEBO INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2022 and 2021
(expressed in thousands of US dollars, except share amounts)
The following table presents ROU asset on a geographic as at December 31:

	2022	2021
	$	$
North America	906	1,537
Rest of World	1,132	1,522
	2,038	3,059